January 17, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Ajia Innogroup Holdings, Ltd. Form 10-K for Fiscal Year Ended June 30, 2022 Form 10-K for Fiscal Year Ended June 30, 2021 Response Dated November 10, 2022 File No. 333-206450

Dear Ms. Beysolow and Ms. Ransom:

Ajia Innogroup Holdings, Ltd., a Nevada corporation (the “Company”), has received and reviewed your letter January 5, 2023, pertaining to the Company’s Annual Report on Form 10-K (the “Annual Report”) filed on October 13, 2022, with the Securities & Exchange Commission (the “Commission”). Specific to your comments, our responses below are in addition to those filed via the Edgar system.

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 5, 2023.

Form 10-K filed October 13, 2022

General

1. We note your response to comment 1 discussing restrictions related to your PRC Subsidiaries’ ability to pay dividends and discussing transactions that involved the transfer of cash. However, your disclosure does not reflect restrictions on you (or your Hong Kong subsidiary’s) ability to transfer cash or distribute earnings to the parent company and U.S. investors, along with the basis for this conclusion including how your experience validates such conclusions. Please revise to address such restrictions and provide cross-references to the consolidated financial statements.

RESPONSE: We have revised and amended the 2022 10-K on page 4 to include the following disclosure:

“As of September 2022, we have disposed of our operation in the PRC, and operate primarily from our Hong Kong based subsidiaries. Current PRC regulations permit PRC Subsidiaries to pay dividends through subsidiaries in Hong Kong, but only out of accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. As of the date of the Report, we have had no transactions that involved the transfer of cash or assets throughout our corporate structure since at least July 1, 2020. From inception to dissolution our PRC Subsidiary did not transfer cash or assets to the Company, including by way of dividends. Additionally, no transfers, dividends, or distributions have been made to our U.S. investors. Although we have not relied on our Hong Kong subsidiary for dividends or other distributions in the past, in the event that our Hong Kong subsidiary were to issue dividends or distribution of cash or earnings in the future, our Hong Kong subsidiary may become subject to the applicable to PRC foreign currency control.

The Company does not currently plan or anticipate transferring cash or other assets from our operations in Hong Kong to our parent company or U.S. investors. However, there are currently no restrictions on our ability to transfer cash or distribute earnings among our Hong Kong subsidiary and our parent company and U.S. investors, if needed. Currently, cash can be transferred between our holding company and subsidiaries through intercompany fund advances. Although, the PRC, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and the remittance of currency out of the PRC which may restrict our PRC Subsidiaries’ ability to transfer cash from our PRC Subsidiaries to our other non-mainland China entities. To the extent cash is generated in our Hong Kong and may need to be used to fund operations outside of mainland Hong Kong, currently such funds would be available to the Company. However, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong Subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer funds or assets by the PRC government.

To date, there have not been any such dividends or other distributions from our Hong Kong or previous PRC Subsidiary to any entity located outside of mainland China. However, as of the date of this Report, we do not believe that there is any current restriction on our ability to transfer cash or distribute earnings to our parent company and U.S. investors.

To be certain, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability, in the future, to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong, this would adversely affect our business. Notwithstanding the foregoing, limitations currently imposed by the PRC government as described hereto do not  our or our subsidiaries’ ability to transfer cash or distribute earnings to our parent company and U.S. investors.”

CONCLUSION

In connection with the Company’s responding to the comments set forth in the January 5, 2023 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Ajia Innogroup Holdings, Ltd.

Dated: January 17, 2023	/s/ Mr. Kwai Lam WONG
Mr. Kwai Lam WONG
Director and Chief Executive Officer (Principal Executive Officer)

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